Exhibit 99.1

IC Power Pte. Ltd., a Wholly-Owned Subsidiary of Kenon Holdings Ltd., Files a Registration Statement with the SEC in Connection with a Proposed Initial Public Offering of its Ordinary Shares

For immediate release

Singapore, August 31, 2015

IC Power Pte. Ltd. (“IC Power”), a wholly-owned subsidiary of Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”), announced today that it has filed a Registration Statement on Form F-1 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) relating to the proposed initial public offering (“IPO”) of ordinary shares of IC Power (the “Ordinary Shares”). IC Power will be the holding company of I.C. Power Ltd., a leading owner, developer and operator of power facilities across key power generation markets in Latin America, the Caribbean and Israel.

The number of Ordinary Shares to be offered in the proposed IPO, and the price range of such Ordinary Shares, has yet to be determined. IC Power intends to use the net proceeds of the proposed IPO, along with readily available cash, to develop greenfield projects, acquire companies or assets in the electricity sector, repay an intercompany note payable by IC Power to Kenon of up to $220 million (which note will be issued by IC Power to Kenon prior to the IPO), and for general corporate purposes.

The proposed IPO represents a key step in Kenon’s implementation of its strategy to provide its investors with direct access to its primary businesses, including IC Power. Following the proposed IPO, Kenon will be the majority shareholder of IC Power.

The Registration Statement contains new and updated business, regulatory, operating and financial information relating to IC Power’s businesses. See the notes to I.C. Power Ltd.’s financial statements for the three years ended December 31, 2014 included in the Registration Statement for a discussion of subsequent events, including the recent publications by the Israeli power regulator and the related adjustments to I.C. Power Ltd.’s financial statements.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sales of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth- oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – which will be the holding company of I.C. Power Ltd., a leading owner, developer and operator of power generation facilities in the Latin American, Caribbean and Israeli power generation markets;

•	Qoros Automotive Co., Ltd. (50% interest) – a China-based automotive company;

•	ZIM Integrated Shipping Services, Ltd. (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders direct access to these businesses, when it believes it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about a proposed initial public offering of the Ordinary Shares, including the expected uses of the proceeds of the offering and references to new information relating to IC Power’s businesses in the Registration Statement. These statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, including a failure to launch or complete the proposed IPO, a failure to use the proceeds of the proposed IPO as set forth in this press release, and other risks and factors, including those risks set forth under the heading “Risk Factors” in the Registration Statement filed with the SEC. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: 1 646 201 9246

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